SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 __________________________________
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 8)*
 __________________________________
Under Armour, Inc.
(Name of Issuer)
 __________________________________
Class A Common Stock, $0.0003 1/3 par value per share
(Title of Class of Securities)

904311107
(CUSIP Number)

Kevin A. Plank
Chairman, Chief Executive Officer and President
Under Armour, Inc.
1020 Hull Street
Baltimore, MD 21230
(410) 454-6428
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2012
(Date of Event which Requires Filing of this Statement)
 __________________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

SCHEDULE 13D/A

CUSIP No. 904311107	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Kevin A. Plank
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,300,200*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,300,200*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,300,200*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
__________________________

*
Includes 200 shares of Class A Common Stock owned directly by the Reporting Person, 19,892,050 shares of Class A Common Stock that can be acquired, upon the election of the Reporting Person, through the conversion of 19,892,050 shares of Class B Common Stock owned directly or indirectly in trust by the Reporting Person, 1,277,950 shares of Class A Common Stock that can be acquired, upon the election of the Reporting Person, through the conversion of 1,277,950 shares of Class B Common Stock owned by two limited liability companies for which the Reporting Person can appoint the manager, and 130,000 shares of Class A Common Stock that can be acquired, upon the election of the Reporting Person, through the conversion of 130,000 shares of Class B Common Stock owned by the Reporting Person's charitable foundation.

CUSIP No. 904311107	Page 3 of 6

This Amendment No. 8 (the “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on December 5, 2005, subsequently amended and supplemented by Amendment No. 1, filed with the Commission on June 7, 2006, and Amendment No. 2, filed with the Commission on December 18, 2006, and Amendment No. 3, filed with the Commission on November 6, 2007, and Amendment No. 4, filed with the Commission on November 24, 2010, and Amendment No. 5, filed with the Commission on May 19, 2011, and Amendment No. 6, filed with the Commission on December 6, 2011, and Amendment No. 7, filed with the Commission on August 17, 2012 (as amended, the “Schedule 13D”), by Kevin A. Plank (the “Reporting Person”), relating to the common stock, par value $0.0003 1/3 per share (the “Class A Common Stock”), of Under Amour, Inc., a Maryland corporation (the “Issuer”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

This Amendment amends and restates Item 3 of the Schedule 13D in its entirety as set forth below:

All of the shares of the Class A Common Stock beneficially owned by the Reporting Person were acquired in connection with the Issuer's initial public offering, which closed on November 23, 2005. Prior to the Issuer's initial public offering, the Reporting Person owned 16,200,000 shares of the Issuer's Class A Common Stock.

In connection with the Issuer's initial public offering, the Reporting Person sold 1,000,000 shares of Class A Common Stock in the initial public offering, and exchanged his remaining shares of Class A Common Stock for Class B Common Stock (the “Class B Common Stock”), on a one-for-one basis. In addition, upon the consummation of the Issuer's initial public offering, the Issuer granted to each full time employee of the Issuer who had been continuously employed by the Issuer since April 30, 2005, including the Reporting Person, 100 shares of Class A Common Stock.

On June 1, 2006, the Reporting Person sold in a registered public offering 1,950,000 shares of Class A Common Stock upon conversion of the same number of shares of Class B Common Stock.

On December 8, 2006, as a result of a distribution from a limited partnership in which the Reporting Person was a limited partner, the Reporting Person acquired 750,000 shares of Class A Common Stock (the “LP Shares”).

On November 1, 2007, the Reporting Person sold in a block trade 1,300,000 shares of Class A Common Stock at a price of $59.00 per share for aggregate proceeds of $76,700,000. Of the shares sold, 750,000 were the LP Shares and 550,000 were issued upon conversion of the same number of shares of Class B Common Stock. On November 1, 2007, an additional 200,000 shares of Class B Common Stock were converted into the same number of shares of Class A Common Stock upon the transfer by the Reporting Person of such shares to a charitable foundation, which shares were subsequently sold at $59.00 per share for aggregate proceeds of $11,800,000.

On November 30, 2010, the Reporting Person gifted 125,000 shares of Class B Common Stock to his charitable foundation in connection with a pre-arranged stock trading plan dated November 19, 2010. Pursuant to the pre-arranged stock trading plan, the Reporting Person sold shares of Class A Common Stock upon conversion of the same number of shares of Class B Common Stock as follows: (i) from February 1, 2011 through February 8, 2011 the Reporting Person sold 281,250 shares of Class A Common Stock personally and 31,250 shares of Class A Common Stock from his charitable foundation at

CUSIP No. 904311107	Page 4 of 6

prices ranging from $59.34 to $67.10 per share for aggregate proceeds of $17,505,006 personally and $1,945,001 for his charitable foundation; (ii) from April 30, 2011 through May 6, 2011 the Reporting Person sold 281,250 shares of Class A Common Stock personally and 31,250 shares of Class A Common Stock from his charitable foundation at prices ranging from $62.93 to $70.20 for aggregate proceeds of $18,527,064 personally and $2,058,563for his charitable foundation; (iii) from July 29, 2011 through August 5, 2011 the Reporting Person sold 281,250 shares of Class A Common Stock personally and 31,250 shares of Class A Common Stock from his charitable foundation at prices ranging from $60.65 to $75.41 for aggregate proceeds of $19,117,638 personally and $2,124,182 for his charitable foundation; and (iv) from October 28, 2011 through November 4, 2011 the Reporting Person sold 281,250 shares of Class A Common Stock personally and 31,250 shares of Class A Common Stock from his charitable foundation at prices ranging from $80.66 to $87.20  for aggregate proceeds of $23,675,406 personally and $2,630,601 for his charitable foundation.

On November 30, 2011, the Reporting Person gifted 60,000 shares of Class B Common Stock to his charitable foundation in connection with the pre-arranged stock trading dated November 30, 2011. Pursuant to the pre-arranged stock trading plan, the Reporting Person sold shares of Class A Common Stock upon conversion of the same number of shares of Class B Common Stock as follows: (i) from February 1, 2012 through February 3, 2012 the Reporting Person sold 135,000 shares of Class A Common Stock personally and 15,000 shares of Class A Common Stock from his charitable foundation at prices ranging from $77.14 to $80.51 per share for aggregate proceeds of $10,666,138 personally and $1,185,127 for his charitable foundation; (ii) from May 1, 2012 through May 3, 2012 the Reporting Person sold 135,000 shares of Class A Common Stock personally and 15,000 shares of Class A Common Stock from his charitable foundation at prices ranging from $96.51 to $101.77 for aggregate proceeds of $13,450,182 personally and $1,494,465 for his charitable foundation; (iii) from July 31, 2012 through August 2, 2012 the Reporting Person sold 270,000 shares of Class A Common Stock personally and 30,000 shares of Class A Common Stock from his charitable foundation at prices ranging from $53.02 to $55.18 for aggregate proceeds of $14,606,563 personally and $1,622,952 for his charitable foundation; and (iv) from October 31, 2012 through November 2, 2012 the Reporting Person sold 270,000 shares of Class A Common Stock personally and 30,000 shares of Class A Common Stock from his charitable foundation at prices ranging from $51.54 to $54.33 for aggregate proceeds of $14,251,006 personally and $1,583,445 for his charitable foundation.

On July 9, 2012, the Reporting Person received one share of Class A Common Stock for each share of Class A Common Stock held and one share of Class B Common Stock for each share of Class B Common Stock held in connection with the Issuer's two-for-one stock split effected in the form of a stock dividend.

As a result of these transactions, the Reporting Person beneficially owns 21,300,000 shares of Class B Common Stock and 200 shares of Class A Common Stock. Shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis under certain circumstances, including at the option of the Reporting Person. Accordingly, the Reporting Person is deemed to be the beneficial owner of 21,300,200 shares of Class A Common Stock.

Item 4.	Purpose of Transaction

This Amendment amends and restates Item 4 of the Schedule 13D in its entirety as set forth below:

As described in Item 3, the shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person were acquired in connection with the Issuer's initial public offering and in connection with a distribution from a limited partnership in which the Reporting Person was a limited

CUSIP No. 904311107	Page 5 of 6

partner. The Reporting Person is a founder of the Issuer and prior to the Issuer's initial public offering the Reporting Person owned approximately 44% of the equity of the Issuer.

Each share of Class B Common Stock entitles the Reporting Person to 10 votes for each share of the Issuer's Class A Common Stock on all matters on which the holders of the Issuer's Class A Common Stock are entitled to vote. Shares of Class A and Class B Common Stock vote together as a single class in all matters submitted to a vote of stockholders. As a result, the Reporting Person beneficially owns shares of Class B Common Stock and Class A Common Stock representing approximately 71.9% of the combined voting power of the Issuer outstanding as of October 31, 2012 (in calculating the above percentage amount, the share amounts as of October 31, 2012 have been adjusted to include the sales of Class B Common Stock through November 2, 2012 under the Reporting Person's prior 10b5-1 stock trading plan). Accordingly, the Reporting Person is in a position to control the outcome of substantially all matters submitted to the holders of Class A Common Stock of the Issuer, including, but not limited to the election of directors, mergers, and other business combinations. Subject to the fiduciary responsibilities of the directors to the Issuer, the Reporting Person, through his ability to control the outcome of any election of directors, is able to direct management policy, strategic direction and financial decisions of the Issuer.

The Reporting Person may, from time to time, depending on market conditions and other factors deemed relevant by the Reporting Person, acquire additional shares of Class A Common Stock. The Reporting Person reserves the right to, and may in the future choose to, change his purpose with respect to his investment and take such actions as he deems appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of common stock which the Reporting Person now owns or may hereafter acquire.

On November 12, 2012, the Reporting Person entered into a pre-arranged stock trading plan to sell shares of the Company's Class B Common Stock. The trading plan is designed to comply with Rule 10b5-1 under the Securities Exchange Act of 1934. The trading plan entered into by the Reporting Person provides for the sale, over a period of approximately ten months beginning in February 2013, of up to 1,170,000 shares of the Company's Class B Common Stock held by him personally and up to 130,000 shares of the Company's Class B Common Stock held by his charitable foundation. If the Reporting Person completes all the planned sales under this trading plan, he would beneficially own 20,000,200 shares of Class B Common Stock and Class A Common Stock, representing approximately 19.1% of the total shares of Class A and Class B Common Stock outstanding as of October 31, 2012 and representing approximately 70.3% of the combined voting power of the Issuer outstanding as of October 31, 2012 (in calculating the above percentage amounts, the share amounts as of October 31, 2012 have been adjusted to include the sales of Class B Common Stock through November 2, 2012 under the Reporting Person's prior 10b5-1 stock trading plan).

Except as described herein, the Reporting Person does not have any present plans or proposals that relate to, or would result in, the acquisition of additional securities of the Issuer, the disposition of securities of the Issuer, an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of the Issuer's or any of its subsidiaries' assets, a change in the present Board of Directors or management of the Issuer, a material change in the present capitalization or dividend policy of the Issuer, any other material change to the Issuer's business or corporate structure, a change in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, the delisting or deregistration of any of the Issuer's securities or any action similar to the listed actions.

CUSIP No. 904311107	Page 6 of 6

Item 5.	Interest in Securities of the Issuer.

This Amendment amends and restates Item 5 of the Schedule 13D in its entirety as set forth below:

(a)          As of the date of this report, the Reporting Person beneficially owns an aggregate of 21,300,200 shares of Class A Common Stock. As noted above, the number of shares beneficially owned by the Reporting Person includes 21,300,000 shares of Class A Common Stock issuable upon conversion of 21,300,000 shares of Class B Common Stock. The Reporting Person's holdings represent approximately 20.4% of the Issuer's common shares outstanding as of October 31, 2012 (based upon 104,652,708 shares of Class A Common Stock deemed outstanding assuming issuance of the 21,300,000 shares of Class A Common Stock upon conversion of the outstanding shares of Class B Common Stock). Shares beneficially owned by the Reporting Person represent approximately 71.9% of the total voting power of the combined voting classes of the capital stock of the Issuer (in calculating the above percentage amounts, the share amounts as of October 31, 2012 have been adjusted to include the sales of Class B Common Stock through November 2, 2012 under the Reporting Person's prior 10b5-1 stock trading plan).

(b)             As of the date of this report, the Reporting Person has the sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of, all of the shares of Class A Common Stock beneficially owned by him, including 1,277,950 shares of the Issuer's Class A Common Stock that can be acquired upon the conversion of 1,277,950 shares of Class B Common Stock that are owned by two limited liability companies controlled by the Reporting Person. The manager of the two limited liability companies has voting control and shares investment control with the Reporting Person over the shares held by the two limited liability companies, however the Reporting Person appoints the manager and thus maintains control of the companies. The Reporting Person has appointed Thomas J. Sippel, a director of the Issuer, as the manager of the two limited liability companies.

(c)             The Reporting Person has not effected any transactions, other than those described herein, in the class of securities described herein during the past sixty days.

(d)             Not applicable.

(e)             Not applicable.

SIGNATURE
After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

December 12, 2012
Date

/s/ Kevin A. Plank
Signature

Kevin A. Plank
Name/Title